UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Dole Food Company, Inc.

(Name of Issuer)

Common Stock par value $0.001 per share

(Title of Class of Securities)

256603 101

(CUSIP Number)

Roberta Wieman 10900 Wilshire Boulevard Los Angeles, California 90024 (310) 208-6055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 256603 101	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS David H. Murdock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) Or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 55,766,959
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 55,766,959
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,766,959
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.7%[1]
14	TYPE OF REPORTING PERSON IN, HC

[1]	Based upon 88,946,386 shares of Common Stock outstanding as of June 30, 2012

CUSIP No. 256603 101	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Castle & Cooke Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,784,914
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,784,914
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,784,914
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%[1]
14	TYPE OF REPORTING PERSON CO

[1]	Based upon 88,946,386 shares of Common Stock outstanding as of June 30, 2012.

CUSIP No. 256603 101	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Castle & Cooke Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,784,914
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,784,914
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,784,914
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%[1]
14	TYPE OF REPORTING PERSON CO

[1]	Based upon 88,946,386 shares of Common Stock outstanding as of June 30, 2012.

CUSIP No. 256603 101	Page 5 of 10 Pages

This Amendment No. 9 (the “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2009 by the Reporting Persons, as previously amended. This Amendment, and the Original Schedule 13D, relate to the shares of Common Stock, par value $0.001 per share (“Common Stock”) of Dole Food Company, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Dole Drive, Westlake Village, California 91362. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original Schedule 13D. Except as amended and supplemented by this Amendment, the Original Schedule 13D, as previously amended, is not amended or supplemented in any respect.

Item 5. Interest in Securities of the Issuer

The Response to Item 5 of the original Schedule 13D, as previously amended, is hereby amended to supplement parts (a) and (b) of Item 5 with the text below and to add Schedule A.

(a) and (b)

Interests of Reporting Persons and Others:

Mr. Murdock: As of the date of this amendment, Mr. Murdock has beneficial ownership of an aggregate of 55,766,959 shares of Common Stock, or 62.7% of the Common Stock. Of these 55,766,959 shares of Common Stock, Mr. Murdock has (a) sole voting and sole dispositive power with respect to 55,766,959 shares of Common Stock and shares voting rights with respect to 0 shares of Common Stock. Of these 55,766,959 shares of Common Stock, (a) 43,982,045 are owned directly by Mr. Murdock, as Trustee of the David H. Murdock Living Trust and (b) 11,784,914 are owned directly by Holdings. Mr. Murdock has beneficial ownership of the shares owned directly by Holdings.

(c) The transactions in the Common Stock listed on Schedule A to this Amendment were effected by the Reporting Persons, all as purchases by the David H. Murdock Living Trust in the open market on the New York Stock Exchange, pursuant to a previously adopted 10b5-1 plan.

CUSIP No. 256603 101	Page 6 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2012

By:	/s/ David H. Murdock
Name:	David H. Murdock, individually and as trustee of the David H. Murdock Living Trust dated May 28, 1986, as amended

CASTLE & COOKE INVESTMENTS, INC.

By:	/s/ Scott A. Griswold
Name:	Scott A. Griswold
Title:	Executive Vice President

CASTLE & COOKE HOLDINGS, INC.

By:	/s/ Scott A. Griswold
Name:	Scott A. Griswold
Title:	Executive Vice President

CUSIP No. 256603 101	Page 7 of 10 Pages

EXHIBIT A

TO

AMENDMENT NO. 9

ADDITIONAL PURCHASES

August 13, 2012

No. of Shares	Price Per Share	No. of Shares	Price Per Share
98,112	$12.50	900	$12.45
300	$12.50	5,668	$12.44
4,400	$12.49	200	$12.44
2,111	$12.48	2,139	$12.43
6,507	$12.47	993	$12.42
2,700	$12.46

CUSIP No. 256603 101	Page 8 of 10 Pages

August 14, 2012

No. of Shares	Price Per Share	No. of Shares	Price Per Share
283,388	$12.50	2,987	$12.38
1,512	$12.49	400	$12.38
300	$12.48	2,100	$12.37
20,873	$12.40	1,000	$12.37
100	$12.40	700	$12.37
100	$12.40	8,714	$12.36
1,700	$12.40	3,700	$12.35
11,727	$12.39	16,212	$12.34
1,100	$12.39	485	$12.33
300	$12.39	400	$12.32
2,900	$12.39

CUSIP No. 256603 101	Page 9 of 10 Pages

August 15, 2012

No. of Shares	Price Per Share	No. of Shares	Price Per Share
201,350	$12.45	78,519	$12.40
3,200	$12.44	15,400	$12.40
400	$12.43	21,451	$12.39
600	$12.43	11,374	$12.38
10,800	$12.43	2,485	$12.37
4,140	$12.42	1,984	$12.36
5,497	$12.41	100	$12.35
5,200	$12.41

CUSIP No. 256603 101	Page 10 of 10 Pages

August 16, 2012

No. of Shares	Price Per Share
1,000,000	$12.43